ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 2, 2018	Akhil Sethi
(212) 596-9855
akhil.sethi@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “Partnership”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2019; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2019. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 596-9855.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Akhil Sethi

Akhil Sethi

Enclosures

cc:	Jeffrey R. Katz
Alfred O. Rose
Ann L. Milner
Erik G. Johnston

CERTIFICATE OF PROPERTY INSURANCE	DATE (MM/DD/YYYY) 12/28/2017

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

PRODUCER Aon Risk Services Northeast, Inc. New York NY Office 199 Water Street New York NY 10038-3551 USA	CONTACT NAME:
	PHONE (A/C. No. Ext): (866) 283-7122	FAX (A/C. No.): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID #: 570000038347
	INSURER(S) AFFORDING COVERAGE	NAIC #
INSURED RGIP, LP Prudential Tower 800 Boylston Street Boston MA 02199 USA	INSURER A: The Continental Insurance Company	35289
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:

 COVERAGES                         CERTIFICATE NUMBER:        570069697393              REVISION NUMBER:

LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, if more space is required)

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY		LIMITS
		PROPERTY						BUILDING
	CAUSES OF LOSS		DEDUCTIBLES					PERSONAL PROPERTY
		BASIC	BUILDING					BUSINESS INCOME
		BROAD	CONTENTS					EXTRA EXPENSE
		SPECIAL						RENTAL VALUE
		EARTHQUAKE						BLANKET BUILDING
		WIND						BLANKET PERS PROP
		FLOOD						BLANKET BLDG & PP

		INLAND MARINE		TYPE OF POLICY
CAUSES OF LOSS
		NAMED PERILS		POLICY NUMBER

A	X	CRIME		596753106	01/01/2018	01/01/2019	X	Aggregate Limit (for	$5,000,000
	TYPE OF POLICY			Crime
Crime - Primary

BOILER & MACHINERY /
EQUIPMENT BREAKDOWN

SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

CERTIFICATE HOLDER	CANCELLATION
Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600 USA	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
AUTHORIZED REPRESENTATIVE

© 1995-2015 ACORD CORPORATION. All rights reserved. ACORD 24 (2016/03) The ACORD name and logo are registered marks of ACORD

Ropes Gray, LLP

Schedule of Insurance

January 1, 2018 - January 1, 2019

Company Policy Number Policy Period	Coverage	Limit	Premium

Great Northern Insurance Co. (Chubb) 3588-73-92	COMMERCIAL PACKAGE POLICY		$256,476
1/1/2018 - 1/1/2019

Office Locations:

1) 1211 Avenue of the Americas New York, NY 10036

2) 191 North Wacker Drive Chicago, IL 60606

3) 1900 University Avenue, Suite 600 East Palo Alto, CA 94303

4) 800 Boylston Street, Prudential Tower, Boston, MA 02199

5) 3 Embarcadero Center San Francisco, CA 94111

6) 260 Locke Drive, Marlborough, MA 01752

7) Units 02B, 03, 05, 06, 07 and 08 of 36F, Park Place Office Building, No. 1601, Nan Jing

Road (W), Jing An District, Shanghai, PRC

8) 41st Floor, One Exchange Square, 8 Connaught Place, Central, HK

9) 21 F Posco P&S Tower, 735-3 Yenksam Dong, Gangam-GU, Seoul, Skor

10) Marunouchi, 2-7-2 Chiyoda-KU, 30th Floor, JP Tower, Tokyo, Japan

11) 2099 Pennsylvania Ave NW, Washington, DC, 20006

12) 60 Ludgate Hill, London, UK EC4M7AW

13) 41st Ave, Peabody (Essex County), MA 01960

14) 9101 Owens Dr, Manassas Park (Prince William County), VA 20111

15) 4100 W 75th St, Chicago (Cook County), IL 60652

16) 5785 Las Positas Rd, Livermore (Alameda County), CA 94551

17) 9333 Grand Ave, Franklin Park (Cook County), IL 60131

	Blanket Property Loc: 1-6, 11, 17	$285,198,741
	Blanket Business Income Loc: 1-5, 11	$100,000,000
	Blanket Fine Arts Loc: 1-5, 11	$4,897,693
	Blanket Business Income (Ingress/Egress) Loc: 1-5, 11	$5,000,000
	Blanket Accounts Receivables Loc: 1-5, 11	$20,000,000
	Blanket Property Loc: 7-10, 12	$62,786,240
	Blanket Business Income Loc: 7-9, 12	$7,000,000
	Blanket Loss of Utilities Loc: 1-5, 11	$10,000,000
	Blanket Loss of Utilities Loc: 7-9, 12	$1,000,000
	Earthquake* Loc: 1, 2, 4, 6, 11,17 Loc: 3, 5 Loc: 7-8 Loc: 9	$50,000,000 $1,000,000 $2,500,000 $5,000,000
	Flood* Loc: 1-6, 11,17 Loc: 7-10 * Deductibles vary by location	$50,000,000 $1,000,000
	Property Blanket Limit of Insurance (Automatic blanket limit applies but is not limited to the following) Accounts Receivable Electronic Data Processing Property Leasehold Interest – Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest Leasehold Interest – Electronic Date Processing Equipment Leasehold Interest – Undamaged Tenants’ Improvements & Betterments Non-Owned Detached Trailers Outdoor Trees, Shrubs, Plants or Lawns Pair and Set	$1,000,000

1 of 4

Ropes Gray, LLP

Schedule of Insurance

January 1, 2018 - January 1, 2019

Company Policy Number Policy Period	Coverage	Limit	Premium
	Personal Property of Employees
	Physical Evidence
	Public Safety Service Charges
	Valuable Papers
	General Liability
	General Aggregate Limit – per location	$2,000,000
	Each Occurrence Limit	$1,000,000
	Damage to Premises Rented to You – any one premises	$1,000,000
	Medical Expenses Per Person	$10,000
	Personal and Advertising Injury Limit	$1,000,000
	Employee Benefits Liability	Claims Made Form
	Each Employee Limit	$1,000,000
	Aggregate Limit	$1,000,000
	Deductible – Each Claim	$1,000
	Retroactive Date	November 6th, 2007

Arch Specialty Insurance Company	EXCESS EARTHQUAKE - CALIFORNIA		$90,584
ESP730354400-01	Limit of Liability	$4,000,000
1/1/18 - 1/1/19	Excess of	$1,000,000

Federal Insurance Company (Chubb)	BUSSINESS AUTOMOBILE		$2,511
7354-97-90	Combined Single Limit	$1,000,000
1/1/18 - 1/1/19	Hired Auto Physical Damage
	Comprehensive Deductible	$1,000
	Collision Deductible	$1,000

Pacific Indemnity Company (Chubb)	WORKERS’ COMPENSATION		$511,455
7173-32-14	Workers’ Compensation	Statutory
1/1/18 - 1/1/19	Employers Liability
	Bodily Injury by Accident	$500,000
	Bodily injury by Disease	$500,000
	Bodily injury by Disease	$500,000

Federal Insurance Company	LOCAL JAPAN		$12,701.00
1/1/18 - 1/1/19
92841212 - Property	Property
92825234 - Liability	Contents
92858326 - Employers’ Liability	EDP
	Business Interruption
	Total	$12,669,008
	Liability	$1,000,000
	Employers’ Liability	$1,000,000

Chubb Insurance Co. of Europe SE	LOCAL LONDON		$71,350
2832-27-00	Property
1/1/18 - 1/1/19	Contents
	EDP
	Business Interruption
	Total	$61,227,932

	Terrorism	$61,227,932

	Liability
	Public Liability	$1,000,000
	Product Liability	$1,000,000

	Employers’ Liability
	Per Occurrence Limit	GBP $10,000,000

2 of 4

Ropes Gray, LLP

Schedule of Insurance

January 1, 2018 - January 1, 2019

Company Policy Number Policy Period	Coverage	Limit	Premium
Chubb Insurance (China) Co.	LOCAL CHINA		$7,950
1/1/18 - 1/1/19
93508904 - Property	Property
93519977 - Liability	Contents
93511377 - Employers Liability	EDP
	Business Interruption
	Liability	$1,000,000
	Employers Liability	CNY 1,000,000
Federal Insurance Company	LOCAL HONG KONG		$22,597
1/1/18 - 1/1/19
92545326 - Property	Property
92545326 - Liability	Contents
92545055 - Employers Liability	EDP
	Business Interruption
	Total	$21,437,477
	Liability	$1,000,000
	Employers Liability	HKD $100,000,000
Federal Insurance Company	LOCAL SOUTH KOREA		$4,617
1/1/18 - 1/1/19	Property
	Contents
92718369 - Property	EDP
92770956 - Liability	Business Interruption
92742298 - Workers Comp	Total	$1,527,907
	Liability	$1,000,000
	Workers’ Compensation	$1,000,000
Federal Insurance Company	UMBRELLA LIABILITY		$50,000
7986-35-89	Aggregate – Per Location	$50,000,000
1/1/18 - 1/1/19	Each Occurrence Limit	$50,000,000
National Surety Corporation	EXCESS LIABILITY		$14,625
SHX00058143892	Limit of Liability	$15,000,000
1/1/18 - 1/1/19	Excess of	$50,000,000
Federal Insurance Company	COMMERCIAL WRAP		$10,367
8207-94-28	Kidnap, Ransom, & Extortion
1/1/18 - 1/1/19	Special Coverage	$5,000,000
	Custody	$5,000,000
	Expense	$5,000,000
	Workplace Violence	$2,000,000
Continental Insurance Company	PRIMARY CRIME		$35,000
596753106	Partner or Employee Theft	$10,000,000
1/1/18 - 1/1/19	Theft Disappearance & Destruction	$10,000,000
	Forgery or Alteration	$10,000,000
	Robbery or Safe Burglary - Property Other Than Money	$10,000,000
	Computer Systems Fraud	$10,000,000
	Destruction of Data or Programs	$10,000,000
	Money Order & Counterfeit Currency - worldwide	$10,000,000
	Wire Transfer with Voice Plus	$10,000,000
	Social Engineering	$2,500,000

3 of 4

Ropes Gray, LLP

Schedule of Insurance

January 1, 2018 - January 1, 2019

Company Policy Number Policy Period	Coverage	Limit	Premium
	Claims Expense	$100,000
Federal Insurance Company	EXCESS CRIME		$23,000
8246-1029
1/1/18 - 1/1/19	Limit of Liability	$15,000,000
	Excess of	$15,000,000
	EXCESS CRIME		$22,500
AXIS Insurance Company
MNN627675/01/2018	Limit of Liability	$10,000,000
1/1/18 - 1/1/19	Retention	$10,000,000
Federal Insurance Company	FIDUCIARY		$42,729
8241-7342
1/1/18 - 1/1/19	Limit of Liability	$10,000,000
	Retention	$50,000
Federal Insurance Company	REGISTERED MAIL		$1,000
96375
4/1/1 - 4/1/18
“This insurance document is furnished to you as a matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the date of this summary as shown below and does not include any subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies).

4 of 4

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on January 1, 2018 in the amounts listed on Annex A for an annual premium of $58,000
(the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Akhil Sethi, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of April 2, 2018

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary - Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency – worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Claims Expense	$100,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1, 2018 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC

By:	/s/ Alfred O. Rose
Managing Member Alfred O. Rose

ROPES & GRAY LLP

By:	/s/ Alfred O. Rose
Partner Alfred O. Rose

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ R. Brad Malt
Partner R. Brad Malt

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by                     , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                                 ,